

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

<u>Via E-mail</u>
Frederic Scheer
Chairman and Chief Executive Officer
Cereplast, Inc.
300 N. Continental Blvd., Suite 100
El Segundo, California 90245

   Re: **Cereplast, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed October 19, 2012
      File No. 001-34689

Dear Mr. Scheer:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Craig E. Slivka, for

          Pamela A. Long
          Assistant Director

cc: Marcelle S. Balcombe, Esq. (*Via E-Mail*)
    Sichenzia Ross Friedman Ference LLP